Filed by World Media and Entertainment Universal Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co

Commission File No.: 001-42258

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated as of    , is entered into by and among World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated as of August 27, 2024, by and between BSII and the Warrant Agent, a copy of which is attached hereto as Annex A. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, as of the date hereof and pursuant to the Existing Warrant Agreement, BSII issued 11,120,000 Private Placement Warrants to Sponsor and 5,100,000 Public Warrants;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, the Company, WME Merger Sub Limited, a Cayman Islands exempted company with limited liability and a wholly-owned direct subsidiary of the Company (“Merger Sub”) and BSII entered into the Business Combination Agreement on January 27, 2025, (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into BSII (the “Merger”), with BSII surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, the consummation of the transactions contemplated by the Business Combination Agreement, including the Merger, will constitute a Business Combination as defined in the Existing Warrant Agreement;

WHEREAS, upon consummation of the Merger, as provided in Section 4.5 of the Existing Warrant Agreement and Section 3.06 of the Business Combination Agreement, the Warrants will no longer be exercisable for Class A ordinary shares of BSII, par value $0.0001 per share, but instead exchanged for a warrant to subscribe for one Class A ordinary share, par value $0.0001 per share, of the Company (“Company Class A ordinary share”, such warrant, “Company Warrant”) and the Company Warrants will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement, as amended hereby) for Company Class A ordinary shares;

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, BSII desires to assign to the Company, and the Company desires to assume, all of BSII’s rights, interests and obligations under the Existing Warrant Agreement;

WHEREAS, Section 9.8(iii) of the Existing Warrant Agreement provides that all parties to the Existing Warrant Agreement may amend the Existing Warrant Agreement without the consent of any Registered Holder with respect to matters or questions arising under the Existing Warrant Agreement as the parties thereto may deem necessary or desirable and that the parties thereto deem do not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement in any material respect; and

WHEREAS, as a result of this Agreement, each Warrant will be exchanged for a warrant for one Company Class A ordinary share pursuant to the terms and conditions of the Existing Warrant Agreement (as amended by this Agreement).

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound, the parties hereto agree as follows:

1. Assignment and Assumption; Consent.

1.1. Assignment and Assumption. As of and with effect on and from the effective time of the Merger (the “Merger Effective Time”), BSII hereby assigns to the Company all of BSII’s right, title and interest in and to the Existing Warrant Agreement; and the Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of BSII’s liabilities and obligations under the Existing Warrant Agreement arising on, from and after the Merger Effective Time. As a result of the preceding sentence, each Warrant outstanding immediately prior to the Merger Effective Time, which was exercisable for one Class A ordinary shares of BSII, will be exchanged for a warrant for one Company Class A ordinary share pursuant to the terms and conditions of the Existing Warrant Agreement (as amended by this Agreement).

1.2. Consent. The Warrant Agent hereby consents to (a) the assignment of the Existing Warrant Agreement by BSII to the Company and the assumption of the Existing Warrant Agreement by the Company from BSII, in each case pursuant to Section 1.1, and (b) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Merger Effective Time.

2. Amendment of Existing Warrant Agreement. Effective as of the Merger Effective Time, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 (a) are necessary and desirable and do not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement in any material respect and (b) are to provide for the Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the Merger and the other transactions contemplated by the Business Combination Agreement).

2.1. References Change.

2.1.1. “Agreement” or “Warrant Agreement”. Each reference to “this Agreement,” “Warrant Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Existing Warrant Agreement (including all exhibits thereto) shall, from and after the effectiveness of this Agreement, refer to the Existing Warrant Agreement as amended by this Agreement. Notwithstanding the foregoing, references to the date of the Existing Warrant Agreement and references in the Existing Warrant Agreement to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to August 27, 2024.

2.1.2. “Business Combination”. All references to “Business Combination” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all exhibits thereto) shall be references to the Closing (as defined in the Business Combination Agreement).

2.1.3. “Company”. All references to the “Company” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to (a) prior to the Merger Effective Time, BSII, and (b) from and after the Merger Effective Time, the Company.

2.2. Other Amendments.

2.2.1. Company ordinary shares. All references to “Class A ordinary shares” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to (a) prior to the Merger Effective Time, Class A ordinary shares of BSII, par value $0.0001 per share, and (b) from and after the Merger Effective Time, Company Class A ordinary shares.

2.2.2. Physical Certificates. The sentence “Physical certificates, if issued, shall be signed by, or bear the facsimile signature of, the Chairman of the Board, Co-Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Secretary or other principal officer of the Company.” in subsection 2.3.1 of the Existing Warrant Agreement is hereby deleted and replaced with “Physical certificates shall be signed by, or bear the facsimile signatures of, a Director of the Company.”

2.2.3. SEC Filings. All references to “Annual Report on Form 10-K” and “Current Report on Form 8-K” in subsection 3.3.5 of the Existing Warrant Agreement are hereby deleted and replaced with “Annual Report on Form 20-F” and “Current Report on Form 6-K”, respectively. The reference to “Quarterly Report on Form 10-Q” in subsection 3.3.5 of the Existing Warrant Agreement is hereby deleted. The reference to “Current Report on Form 8-K” in Section 4.5 of the Existing Warrant Agreement is hereby deleted and replaced with “Current Report on Form 6-K”.

2.2.4. Company’s Officers. The reference to “the Co-Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Secretary or the Chairman of the Board” in subsection 8.4.1 of the Existing Warrant Agreement is hereby deleted and replaced with “the Chairman of the Board or the Chief Executive Officer of the Company.”

2.2.5. Notices. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

World Media and Entertainment Universal Inc.

Cricket Square, Hutchins Drive, PO Box 2681,

Grand Cayman, KY1-1111, Cayman Islands

Attention:    Feridun Hamdullahpur

Email:          feridun.hamdullahpur@amtd.world

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark 15

Queen’s Road Central, Hong Kong

Attention:     Shu Du

Email:           shu.du@skadden.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Compliance Department”

2.2.6. Exhibit A. Exhibit A (Form of Warrant Certificate) annexed to the Existing Warrant Agreement is hereby deleted and replaced with Exhibit A (Form of Warrant Certificate) annexed to this Agreement.

3. Miscellaneous Provisions.

3.1. Effectiveness of the Agreement. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Merger and the immediate subsequent occurrence of the Closing (as defined in the Business Combination Agreement) and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company, BSII or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3. Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Subject to applicable law, the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.4. Appointment of Agent for Service of Process. The Company will at all times have an authorized agent in the City of New York to receive on its behalf service of any and all process, notices or other documents that may be served in any suit, action or proceeding arising out of or relating to the Warrants, the Existing Warrant Agreement or this Agreement. Service of process upon such agent shall to the fullest extent permitted by applicable law be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding. The Company hereby appoints     as its agent for such purpose, and covenants and agrees that all service of process in any suit, action or proceeding may be made upon it at the office of such agent at     . Notwithstanding the foregoing, the Company may, with prior written notice to the Warrant Agent, terminate the appointment of      and appoint another agent for the above purposes so that the Company shall at all times have an agent for the above purposes in the City of New York. The Company hereby agrees to take any and all action as may be necessary to maintain the designation and appointment of such agent in full force and effect until the sixth anniversary of the later of (a) the date on which the last outstanding Warrant is exercised and (b) the last occurring Expiration Date.

3.5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of this Agreement by one party to the other may be made by facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.6. Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.7. Severability. This Agreement shall be severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BLACK SPADE ACQUISITION II CO

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

List of Omitted Exhibit and Annex:

Exhibit A – Form of Warrant Certificate

Annex A – Existing Warrant Agreement

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade II and WME, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade Acquisition II Co (“Black Spade II)’s or World Media and Entertainment Universal Inc. (“WME”)’s expectations concerning the outlook for WME’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and WME, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of WME as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to WME’s diverse business lines and WME’s international operations; (10) the possibility that WME or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) WME’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of WME. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WME’s registration statement on Form F-4 to be filed by WME with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by WME and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. WME and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither WME nor Black Spade II gives any assurance that either WME or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WME or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and WME. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WME intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade II and a prospectus of WME with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade II shareholders as of a record date to be established for voting on the proposed transaction. Black Spade II also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade II and WME and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.